SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HMN Financial, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40424G108
(CUSIP Number)

Jeffrey L. Gendell 55 Railroad Avenue, Suite 103, Greenwich, Connecticut 06830 (203) 769-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 339,604
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 339,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 339,604
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.68%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 339,604
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 339,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 339,604
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.68%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 339,604
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 339,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 339,604
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.68%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this "Amendment No. 3") amends the Schedule D originally filed on May 12, 2003 relating to the shares of common stock, $0.01 par value (the "Common Stock") of HMN Financial, Inc. (the "Company") (the “Original Schedule 13D”) as previously amended by Amendment No. 1, filed on May 30, 2003 and further amended by Amendment No. 2, filed on July 1, 2011.  The Company's principal executive offices are located at 1016 Civic Center Drive NW, Rochester, Minnesota 55901.  The Original Schedule 13D, as further amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, is hereinafter referred to as the "Schedule 13D".  Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2.  This Amendment No. 3 amends Item 5 of the Schedule 13D as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)	Tontine Financial Partners, L.P.
	(a)	Aggregate number of shares beneficially owned: 339,604

Percentage: 7.68%  The percentages used herein and in the rest of Item 5 are calculated based upon the 4,423,589 shares of Common Stock issued and outstanding as of April 20, 2012 as reflected in the Company's Form 10-Q for the quarterly period ended March 31, 2012.

	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote: 339,604
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition: 339,604
(c)
The following tables set forth all transactions in the shares effected in the past sixty (60) days by any of the reporting persons, as applicable.  All such transactions were effected in the open market through brokers.

Tontine Financial Partners, L.P.

Date of Transaction	No. of Securities Acquired/ (Disposed Of)	Price per Share
4/27/2012	10,000	$2.90
4/30/2012	1,000	$2.85
5/4/2012	8,601	$2.95
5/8/2012	12,351	$3.28
5/9/2012	10,000	$3.15

(d)
TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the managing member of TM and in that capacity directs its operations.

(e)	Not applicable.

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 6 of 7 Pages

(b)	Tontine Management, L.L.C.
	(a)	Aggregate number of shares beneficially owned: 339,604
Percentage: 7.68%
	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote: 339,604
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition: 339,604
	(c)	Not applicable.
	(d)	Mr. Gendell is the managing member of TM and in that capacity directs its operations.
	(e)	Not applicable.

(c)	Jeffrey L. Gendell
	(a)	Aggregate number of shares beneficially owned: 339,604
Percentage: 7.68%
	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote: 339,604
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition: 339,604
	(c)	Not applicable.
	(d)	Not applicable.
	(e)	Not applicable.

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2012

JEFFREY L. GENDELL

/s/ Jeffrey L. Gendell
-------------------------------------

TONTINE MANAGEMENT, L.L.C.
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell
-------------------------------------

TONTINE FINANCIAL PARTNERS, L.P.
By: Tontine Management, L.L.C., its general partner
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell
-------------------------------------